Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2025

Highlights and subsequent events

•	Golar LNG Limited (“Golar” or “the Company”) reports Q3 2025 net income attributable to Golar of $31 million, Adjusted EBITDA[1] of $83 million and Total Golar Cash[1] of $661 million, before bond offering proceeds in October 2025.
•	Entered the U.S. rated bond market with $500 million of 5-year 7.5% senior unsecured notes (the “Notes”) on October 2, 2025.
•	Repaid $190 million outstanding principal balance of the $300 million 2025 maturing 2021 Unsecured Bonds on October 20, 2025.
•	Gimi operations normalize following post-COD equipment tuning. Daily production is now frequently exceeding base capacity.
•	Seatrium shipyard selected for FLNG Hilli (“Hilli”) re-deployment scope between current contract in Cameroon and commencement of her 20-year contract in Argentina.
•	Final Investment Decision (“FID”) and successful satisfaction of all remaining conditions precedent for 20-year MKII FLNG charter to Southern Energy S.A. (“SESA”), confirming $8 billion of Adjusted EBITDA backlog[1] before commodity exposure and inflationary adjustments.
•	Golar’s existing FLNG fleet have all secured 20-year charter agreements and a combined Adjusted EBITDA backlog[1] of $17 billion (Golar’s share) before commodity exposure and inflationary adjustments.
•	Ramping up focus on next FLNG unit on the back of fully contracted existing FLNG fleet and strong development of commercial pipeline.
•	New $150 million buyback program board approved.
•	Declared dividend of $0.25 per share for the quarter.

FLNG Hilli: Hilli has offloaded its 142nd cargo. The existing charter contract in Cameroon ends in July 2026. During Q3 2025, Golar selected Seatrium shipyard for the re-deployment scope following the unit’s exit from Cameroon and before starting 20-years of operations in Argentina. Hilli is expected to enter Seatrium’s Singapore yard in the third quarter of 2026 for upgrades and life extension works before arriving in Argentina for its charter with SESA during Q2 2027.

Key commercial terms for Hilli’s 20-year SESA agreement in Argentina include Adjusted EBITDA1 to Golar of $285 million per year, with an additional commodity linked FLNG tariff component of 25% of FOB prices in excess of $8/MMBtu. This will add approximately $30 million of potential annual upside to Golar for every US dollar the achieved FOB price is above the reference price of $8/MMBtu.

The current contractual Hilli sale leaseback financing facility has an outstanding balance at Q3 2025 of $524 million. Subject to pace of incremental FLNG growth units, we target to optimize the debt facility on Hilli on the back of her strong earnings visibility and proven operational track record.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

FLNG Gimi: Gimi is in the process of offloading its 14th cargo under her 20-year charter to BP offshore Mauritania and Senegal. The vessel is operating well and is in its contractual post-COD appraisal period. During Q3 and into Q4, equipment was tuned to optimize performance. Production is now frequently exceeding base capacity, further operational efficiencies are expected. Golar owns 70% of Gimi, and the Company’s share of the net earnings backlog1 for the 20-year contract duration is expected to be approximately $3 billion.

Golar is actively working with the GTA partners to identify and develop value enhancing initiatives for the GTA project, including operational efficiencies and debottlenecking of production capacity to improve the project’s unit economics.

Gimi MS Corporation is in advanced stages of entering into a new credit approved $1.2 billion bank financing agreement for Gimi. The facility is estimated to close within Q4 2025.

3.5 MTPA MKII FLNG conversion: During the quarter and subsequent month, FID and all conditions precedent and customary closing conditions in connection with the 20-year charter of Golar’s 3.5 MTPA MKII FLNG to SESA were satisfied. This follows the execution of definitive agreements in May 2025. The project has received all key governmental approvals, including an unrestricted 30-year LNG export authorization in Argentina, and qualification as Strategic Investment under the Large Investments Incentive Regime (“RIGI”).

The 20-year charter of the MKII FLNG solidifies $8 billion of Adjusted EBITDA backlog1 over 20-years, equivalent to $400 million in annual Adjusted EBITDA1 to Golar, before commodity exposure and inflationary adjustments. The commodity linked tariff component will add approximately $40 million of potential annual upside to Golar for every US dollar the achieved FOB price is above the reference price of $8/MMBtu. The MKII FLNG will be deployed in the Gulf of San Matías, offshore Argentina, where it will operate in proximity to Hilli.

The MKII FLNG is currently under conversion with a total budget of $2.2 billion. Conversion work is proceeding to schedule. As of September 30, 2025, Golar had spent $1.0 billion on the conversion, all currently equity funded. The conversion work is scheduled to complete in Q4 2027. The FLNG unit will then sail to Argentina with contract start-up expected during 2028.

We are evaluating asset level financing on the back of the confirmed 20-year charter of the MKII FLNG where proceeds can be directed towards attractive FLNG growth opportunities.

Southern Energy: SESA is a company formed to enable LNG exports from Argentina. SESA is owned by a consortium of leading Argentinian gas producers including Pan American Energy (30%), YPF (25%), Pampa Energia (20%) and Harbour Energy (15%), as well as Golar (10%).

Golar’s 10% ownership of SESA provides additional commodity exposure. With both FLNGs operational, the 10% equity stake equates to additional commodity exposure to Golar for every US dollar/MMBtu change in achieved FOB prices above or below SESA’s cash break even. Combined with the commodity exposure in the FLNG charters Golar’s total commodity exposure for the FLNG charter contracts and through our ownership in SESA is therefore approximately $100m for every $1 the FOB price is above $8/MMBtu with a downside of $28m for every $1 the FOB price is below SESA’s cash break even.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Business development: With Golar’s existing FLNG assets on long term contracts and continued momentum for FLNG projects globally, we are increasing focus on attractive FLNG growth projects.

Recent announcements of additional FLNGs in Mozambique and Indonesia to liquify resource holders’ own gas in addition to Golar’s now concluded projects in Argentina to liquify third party gas, collectively reflect a growing industry recognition of the benefits of FLNG solutions. Golar remains the only proven provider of FLNG as a service.

Golar has entered into contracts with the three relevant shipyards for our MKI, MKII and MKIII FLNG designs to obtain updated pricing, delivery and payment terms for a contemplated 4th FLNG order. Competition for long lead items from industrial applications, including AI data centers, is increasingly affecting delivery timelines. The majority of the long lead items are interchangeable between the different designs but vary in magnitude and size of equipment. In order to safeguard an attractive timeline for our next FLNG we are planning to order long lead equipment during Q4 2025. We have also inspected suitable donor vessels for our MKI and MKII designs. The current state of the LNG shipping market allows for access to attractive conversion candidates.

Alongside the technical work stream we continue to develop our commercial pipeline, including potential expansion of existing clients’ liquefaction plans and further developing projects with charterers that were competing for Hilli’s redeployment and the first MKII contract as alternatives to the SESA contracts in Argentina. We continue to witness strong demand for FLNG to monetize stranded, associated and flared or re-injected gas reserves. The growing opportunity set includes new areas which currently do not employ FLNGs. We are pleased with strong counterparty engagement, including potential upstream partners and fiscal and export terms being developed with potential new LNG exporters. Golar remains on track to decide on the vessel design for its fourth FLNG in the coming months.

We see demand for several additional FLNG units in due course. Golar will maintain its policy of maximum one unchartered FLNG at a time.

Corporate/Other: Operating revenues and costs under corporate and other items are comprised of two legacy FSRU O&M agreements in respect of Italis LNG and LNG Croatia. The LNG Croatia contract concluded in late October 2025. The Italis LNG contract is expected to end in Q2 2026.

Shares and dividends: 102.4 million shares are issued and outstanding as of September 30, 2025. Golar’s Board of Directors approved a total Q3 2025 dividend of $0.25 per share to be paid on or around November 24, 2025. The record date will be November 17, 2025.

On November 4, 2025 the board approved a new $150 million share buyback program. The previous buyback program was fully utilized when the Company repurchased and subsequently cancelled 2.5 million shares in conjunction with the convertible bond offering in June 2025. In line with the Company’s view of a strong balance sheet, $17 billion Adjusted EBITDA backlog1 and attractive growth outlook the board see accretive value in continuing share buybacks.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Financial Summary

On COD of Gimi in Q2 2025, a sales-type lease receivable was recognized in the balance sheet. The accounting for a sales-type lease is different to Golar’s other commercial agreements, which have typically been accounted for as operating leases. In order to compare the performance of Gimi with our wider business, management determined that it will measure the performance of the Gimi sales-type lease based on Adjusted EBITDA1 modified by sales-type lease receivable in excess of interest income. This approach allows Golar to review the economic results of Gimi in a format consistent with Hilli.

(in thousands of $)	Q3 2025	Q3 2024	% Change	YTD 2025	YTD 2024	% Change
Net income/(loss)	45,710	(35,969)	(227)%	89,428	65,756	36%
Net income/(loss) attributable to Golar LNG Ltd	31,482	(34,782)	(191)%	55,318	46,345	19%
Total operating revenues	122,535	64,807	89%	260,710	194,455	34%
Adjusted EBITDA [1]	83,420	59,029	41%	173,611	181,332	(4)%
Golar’s share of Contractual Debt [1]	2,028,129	1,465,334	38%	2,028,129	1,465,334	38%

Financial Review

Business Performance:

	2025		2024
(in thousands of $)	Jul-Sep	Apr-Jun	Jul-Sep
Net income	45,710	30,779	(35,969)
Income taxes	1,788	439	208
Net income/(loss) before income taxes	47,498	31,218	(35,761)
Depreciation and amortization	12,208	12,206	13,628
Unrealized loss on oil and gas derivative instruments	12,732	34,816	73,691
Other non-operating income	—	(29,981)	—
Interest income	(9,129)	(5,823)	(8,902)
Interest expense	9,289	—	—
(Gain)/loss on derivative instruments, net	(547)	3,843	14,955
Other financial items, net	901	973	470
Net loss/(income) from equity method investments	327	(78)	948
Sales-type lease receivable in excess of interest income	10,141	2,081	—
Adjusted EBITDA [1]	83,420	49,255	59,029

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

	2025
	Jul-Sep
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	55,971	—	55,971	—	55,971
Sales-type lease revenue	38,706	—	38,706	—	38,706
Vessel management fees and other revenues	20,763	7,095	27,858	—	27,858
Vessel operating expenses	(40,450)	(6,596)	(47,046)	—	(47,046)
Administrative expenses	(291)	(7,985)	(8,276)	—	(8,276)
Project development expenses	(6,558)	(565)	(7,123)	—	(7,123)
Realized gain on oil and gas derivative instruments (2)	13,587	—	13,587	—	13,587
Other operating loss	—	(398)	(398)	—	(398)
Sales-type lease receivable in excess of interest income	10,141	—	10,141	(10,141)	—
Adjusted EBITDA [1]	91,869	(8,449)	83,420	(10,141)	73,279

	2025
	Apr-Jun
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	56,512	—	56,512	—	56,512
Sales-type lease revenue	8,219	—	8,219	—	8,219
Vessel management fees and other revenues	4,381	6,561	10,942	—	10,942
Vessel operating expenses	(26,472)	(5,795)	(32,267)	—	(32,267)
Administrative expenses	(60)	(6,412)	(6,472)	—	(6,472)
Project development expenses	(4,162)	(1,607)	(5,769)	—	(5,769)
Realized gain on oil and gas derivative instruments (2)	16,234	—	16,234	—	16,234
Other operating loss	—	(225)	(225)	—	(225)
Sales-type lease receivable in excess of interest income	2,081	—	2,081	(2,081)	—
Adjusted EBITDA [1]	56,733	(7,478)	49,255	(2,081)	47,174

	2024
	Jul-Sep
(in thousands of $)	FLNG	Corporate and other	Total
Liquefaction services revenue	56,075	—	56,075
Vessel management fees and other revenues	—	6,212	6,212
Time and voyage charter revenues	—	2,520	2,520
Vessel operating expenses	(20,947)	(11,664)	(32,611)
Administrative expenses	(568)	(6,505)	(7,073)
Project development expenses	(1,249)	(1,894)	(3,143)
Realized gain on oil and gas derivative instruments (2)	37,049	—	37,049
Adjusted EBITDA [1]	70,360	(11,331)	59,029

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Golar reports today Q3 2025 net income of $46 million, before non-controlling interests, inclusive of $12 million of non-cash items1, comprised of:

•	TTF and Brent oil unrealized mark-to-market (“MTM”) losses of $13 million; and
•	A $1 million MTM gain on interest rate swaps.

The Brent oil linked component of Hilli’s fees generates additional annual cash of approximately $3.1 million for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. During Q3 2025, we recognized a total of $14 million of realized gains on Hilli's oil and gas derivative instruments, comprised of a:

•	$7 million realized gain on the Brent oil linked derivative instrument; and
•	$7 million realized gain in respect of fees for the TTF linked production.

We also recognized $13 million of non-cash losses in relation to Hilli’s oil and gas derivative assets, with corresponding changes in the fair value in its constituent parts recognized on our unaudited consolidated statement of operations as follows:

•	$9 million loss on the TTF linked natural gas derivative asset; and
•	$4 million loss on the Brent oil linked derivative asset.

Balance Sheet and Liquidity:

On September 25, 2025 Golar announced the pricing of a US documented and credit rated private offering of $500 million in aggregate principal amount of senior unsecured notes due 2030. The 144A/Reg S denominated benchmark 5NC2 Notes will bear interest at a rate of 7.5% per year, mature on October 2, 2030, were issued at par and will be senior unsecured obligations. The closing of the senior notes took place on October 2, 2025. Of the $491 million proceeds net of fees, $190 million was used to repay the outstanding principal balance of the 2021 Unsecured Bonds that matured on October 20, 2025.

Total Golar Cash1 of $661 million as of September 30, 2025, comprised of $611 million of cash and cash equivalents and $50 million of restricted cash, increases to $962 million after taking account of the net proceeds from the senior notes and repayment of the 2021 Unsecured Bonds in October 2025.

Golar’s share of Contractual Debt1 as of September 30, 2025 is $2,028 million. After deducting Total Golar Cash1 from Golar’s share of Contractual Debt1, the net debt position as of Q3 2025 amounted to $1,367 million. Following the closing of the Notes and the maturity of the 2021 Unsecured Bonds in October 2025, Golar’s share of Contractual Debt1 increases to $2,338 million and the net debt position increases to $1,376 million.

Asset under development amounts to $1.0 billion, all of which relates to the MKII FLNG conversion project and all of which is currently equity funded.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated condensed financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at September 30, 2025 and for the nine months ended September 30, 2025, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)

+/- Income taxes

+ Depreciation and amortization

+ Impairment of long-lived assets

+/- Unrealized (gain)/loss on oil and gas derivative instruments

+/- Other non-operating (income)/losses

+/- Net financial (income)/expense

+/- Net (income)/losses from equity method investments

+/- Net loss/(income) from discontinued operations

+/- Sales-type lease receivable in excess of interest income

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, impairment charge, financing costs, tax items, discontinued operations and sales-type lease receivable in excess of interest income.
Liquidity measures
Contractual debt [1]	Total debt (current and non-current), net of deferred finance charges	+/-Variable Interest Entity (“VIE”) consolidation adjustments +/-Deferred finance charges

During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.

Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits

We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of contractual debt

Adjusted EBITDA backlog (also referred to as “earnings backlog”): This is a non-GAAP financial measure and represents the share of contracted fee income for executed contracts, less forecasted operating expenses for these contracts/agreements. Adjusted EBITDA backlog should not be considered as an alternative to net income / (loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprised of impairment of long-lived assets, release of prior year contract underutilization liability, MTM movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities, gains or losses on derivative instruments, net and gains or losses on recognition of sales type lease in our unaudited consolidated statement of operations.

FLNG tariff, net: This is a non-U.S. GAAP financial measure that represents the total cash inflow and economic performance generated by our FLNGs during a given period. It is calculated by taking the total amount invoiced for FLNG services, including liquefaction services revenue, sales-type lease revenue, vessel management fees and other revenue and realized gains on oil and gas derivative instruments, adjusted for the amortization of deferred commissioning period revenue, Day 1 gains (deferred revenues) and deferred pre-COD cashflows that is allocated to the non-lease component, the unwinding of liquidated damages, the accretion of unguaranteed residual value and the accruals and other timing related items including tax reimbursement receipt, underutilization, overproduction revenue and demurrage cost. FLNG tariff, net is intended to enhance the comparability of our FLNG performance across periods and with other operational FLNGs in the industry. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other performance measure of our financial performance calculated in accordance with U.S. GAAP.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel

FSRU: Floating Storage and Regasification Unit

MKII FLNG: Mark II FLNG

MMBtu: Million British Thermal Units

MTPA: Million Tons Per Annum

Reconciliations - Liquidity Measures

Total Golar Cash

(in thousands of $)	September 30, 2025	December 31, 2024	September 30, 2024
Cash and cash equivalents	611,176	566,384	732,062
Restricted cash and short-term deposits (current and non-current)	66,411	150,198	92,025
Less: VIE restricted cash and short-term deposits	(16,581)	(17,472)	(17,463)
Total Golar Cash	661,006	699,110	806,624

Contractual Debt

(in thousands of $)	September 30, 2025	December 31, 2024	September 30, 2024
Total debt (current and non-current) net of deferred finance charges	1,917,346	1,452,255	1,422,399
VIE consolidation adjustments	270,291	241,666	233,964
Deferred finance charges	28,617	22,686	24,480
Total Contractual Debt	2,216,254	1,716,607	1,680,843
Less: Keppel’s and B&V’s share of the FLNG Hilli contractual debt	—	—	(30,884)
Less: Keppel’s share of the Gimi debt	(188,125)	(201,250)	(184,625)
Golar’s share of Contractual Debt	2,028,129	1,515,357	1,465,334

Please see Appendix A for the repayment profile for Golar’s Contractual Debt.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

•	our ability to fulfil our obligations under our commercial agreements, including the Liquefaction Tolling Agreement (the “LTA”) for the FLNG Hilli Episeyo (“FLNG Hilli” or “Hilli”) and the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi” or “Gimi”);
•	our ability to perform under our agreement with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli and MKII FLNG (“MKII FLNG”) in Argentina, including the timely completion of redeployment and commissioning activities, as well as SESA’s ability to meet its commitments to us;
•	our ability to complete the MKII conversion and FLNG Hilli refurbishment in a timely manner and within budget;
•	our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
•	global economic trends, competition, and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China, related sanctions, the potential effects of any Russia-Ukraine peace settlement on liquefied natural gas (“LNG”) supply and demand and heightened political instability in the Middle East, including Iran and Israel conflicts;
•	an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•	any material decline or prolonged weakness in tolling rates for FLNGs;
•	any failure of shipyards to comply with project schedules, performance specifications or agreed prices;

•	any failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•	continuing volatility in the global financial markets, including commodity prices, foreign exchange rates and interest rates and global trade policy, particularly the imposition of tariffs by the U.S. government;
•	changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•	changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase and the time it takes to build new vessels;
•	continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•	our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
•	increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;
•	claims made or losses incurred in connection with our continuing obligations;
•	the ability of certain parties to meet their respective obligations to us, including indemnification obligations;
•	changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•	rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•	actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) on March 27, 2025 (the “2024 Annual Report”).

As a result, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report, and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited consolidated condensed financial statements for the nine months ended September 30, 2025, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of Golar’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the three and nine months ended September 30, 2025, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated condensed financial statements, the principal risks and uncertainties and major related party transactions.

November 5, 2025

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Tor Olav Trøim (Chairman of the Board)

Benoît de la Fouchardiere (Director)

Carl Steen (Director)

Dan Rabun (Director)

Lori Wheeler Naess (Director)

Mi Hong Yoon (Director)

Niels Stolt-Nielsen (Director)

Stephen J. Schaefer (Director)

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	2025	2025	2025	2024
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
Liquefaction services revenue	55,971	56,512	168,171	168,563
Sales-type lease revenue	38,706	8,219	46,925	—
Vessel management fees and other revenues	27,858	10,942	44,738	17,042
Time and voyage charter revenues	—	—	876	8,850
Total operating revenues	122,535	75,673	260,710	194,455

Vessel operating expenses	(47,046)	(32,267)	(107,783)	(93,228)
Administrative expenses	(8,276)	(6,472)	(24,335)	(20,000)
Project development expenses	(7,123)	(5,769)	(16,211)	(7,481)
Depreciation and amortization	(12,208)	(12,206)	(37,052)	(39,884)
Total operating expenses	(74,653)	(56,714)	(185,381)	(160,593)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	855	(18,582)	(21,515)	19,993
Other operating loss	(398)	(225)	(2,026)	—
Total other operating income/(losses)	457	(18,807)	(23,541)	19,993

Operating income	48,339	152	51,788	53,855

Other non-operating income	—	29,981	29,981	—
Total other non-operating income	—	29,981	29,981	—

Interest income	9,129	5,823	23,651	27,484
Interest expense	(9,289)	0	(9,289)	—
Gains/(losses) on derivative instruments, net	547	(3,843)	(10,091)	(8,646)
Other financial items, net	(901)	(973)	(4,166)	(3,164)
Net financial (loss)/income	(514)	1,007	105	15,674

Income before taxes and net income from equity method investments	47,825	31,140	81,874	69,529
Income taxes expense	(1,788)	(439)	(2,406)	(486)
Net (losses)/income from equity method investments	(327)	78	9,960	(3,287)
Net income	45,710	30,779	89,428	65,756

Net income attributable to non-controlling interests	(14,228)	(15,140)	(34,110)	(19,411)

Net income attributable to stockholders of Golar LNG Limited	31,482	15,639	55,318	46,345

Supplemental note to the unaudited consolidated statements of operations

The realized and unrealized (loss)/gain on oil and gas derivative instruments consists of the following,

	2025	2025	2025	2024
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
Realized gain on FLNG Hilli’s oil derivative instrument	6,947	9,210	28,196	55,180
Realized gain on FLNG Hilli’s gas derivative instrument	6,640	7,024	22,838	15,327
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	—	—	—	37,079
Realized gain on oil and gas derivative instruments, net	13,587	16,234	51,034	107,586

Unrealized loss on FLNG Hilli’s oil derivative instrument	(4,299)	(26,891)	(43,749)	(44,904)
Unrealized loss on FLNG Hilli’s gas derivative instrument	(8,433)	(7,925)	(28,800)	(6,901)
Unrealized MTM adjustment on commodity swap derivatives	—	—	—	(35,788)
Unrealized loss on oil and gas derivative instruments	(12,732)	(34,816)	(72,549)	(87,593)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	855	(18,582)	(21,515)	19,993

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	2025	2025	2025	2024
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

Net income	45,710	30,779	89,428	65,756

Other comprehensive income:
Gains/(losses) associated with pensions, net of tax	1,308	554	2,416	(930)
Share of equity method investment’s comprehensive income/(losses)	180	405	1,161	(179)
Net other comprehensive income/(loss)	1,488	959	3,577	(1,109)

Comprehensive income	47,198	31,738	93,005	64,647

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	32,970	16,598	58,895	45,236
Non-controlling interests	14,228	15,140	34,110	19,411
Comprehensive income	47,198	31,738	93,005	64,647

Golar LNG Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

	2025	2024
(in thousands of $)	September 30,	December 31,
	Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents	611,176	566,384
Restricted cash and short-term deposits	38,621	75,579
Trade accounts receivable and accrued income	52,439	29,667
Current portion of net investment in sales-type lease	146,326	—
Amounts due from related parties	21,976	20,354
Other current assets	50,653	47,882
Total current assets	921,191	739,866

Non-current assets
Restricted cash	27,790	74,619
Equity method investments	34,926	43,665
Asset under development	1,057,392	2,261,197
Vessels and equipment, net	943,277	1,079,745
Net investment in sales-type leases	1,610,760	—
Intangible assets	1,996	2,348
Non-current amounts due from related parties	6,732	6,006
Other non-current assets	71,421	160,231
Total assets	4,675,485	4,367,677

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	(498,873)	(521,282)
Trade accounts payable	(47,791)	(198,906)
Accrued expenses	(119,131)	(66,071)
Other current liabilities	(33,781)	(55,265)
Total current liabilities	(699,576)	(841,524)

Non-current liabilities
Long-term debt	(1,418,473)	(930,973)
Other non-current liabilities	(246,222)	(225,776)
Total liabilities	(2,364,271)	(1,998,273)

EQUITY
Stockholders’ equity	(1,896,926)	(2,014,151)
Non-controlling interests	(414,288)	(355,253)

Total liabilities and equity	(4,675,485)	(4,367,677)

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2025	2025	2025	2024
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
OPERATING ACTIVITIES
Net income	45,710	30,779	89,428	65,756
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	12,208	12,206	37,052	39,884
Gain on recognition of Gimi Sales type lease	—	(29,981)	(29,981)	—
Amortization of deferred charges and debt guarantees, net	2,609	1,068	4,580	2,939
Loss on disposal of long lived asset	—	—	451	—
Provision for credit loss	398	225	1,575	—
Net loss/(income) from equity method investments	327	(78)	(9,960)	3,287
Drydocking expenditure	—	—	—	(2,906)
Compensation cost related to employee stock awards	2,353	2,482	7,937	5,380
Net foreign exchange losses/(gains)	537	(359)	1,675	(285)
Sales-type lease receivable in excess of interest income	10,141	2,081	12,222	—
Change in fair value of derivative instruments (interest rate swaps)	2,101	4,374	13,712	14,005
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains	9,571	31,689	63,169	78,178
Changes in assets and liabilities:
Trade accounts receivable and accrued income	43,261	(24,466)	22,295	7,955
Other current and non-current assets	(3,719)	(6,755)	(7,498)	(30,092)
Amounts due from related parties	(495)	(118)	(33)	(450)
Trade accounts payable	114	5,333	3,584	3,077
Accrued expenses	24,082	10,564	34,165	(9,846)
Other current and non-current liabilities	(195)	52,278	96,529	(22,074)
Net cash provided by operating activities	149,003	91,322	340,902	154,808

INVESTING ACTIVITIES
Additions to asset under development	(308,573)	(272,401)	(733,532)	(168,801)
Additions for Hilli redeployment	(9,912)	—	(9,912)	—
Loan advanced to related party	(1,049)	(277)	(1,847)	(13,213)
Additions to vessels and equipment	—	—	—	(62,183)
Additions to equity method investment	(13)	(9,488)	(19,281)	—
Proceeds from subscription of equity interest in Gimi MS	—	2,027	21,020	40,491
Proceeds from sale of equity method investment	—	—	39,143	822
Consideration received for long-lived assets held for sale	—	—	24,828	—
Proceeds from repayment of loan advanced to related party	—	—	17,930	—
Additions to intangibles	—	—	—	(1,417)
Net cash used in investing activities	(319,547)	(280,139)	(661,651)	(204,301)

FINANCING ACTIVITIES
Repayments of short-term and long-term debt	(33,983)	(34,851)	(104,031)	(93,758)
Cash dividends paid	(25,590)	(26,184)	(77,920)	(85,929)
Financing costs paid	(779)	(10,781)	(11,560)	(7,819)
Proceeds from exercise of share options	1,182	1,346	2,990	3,796
Proceeds from short-term and long-term debt	—	575,000	575,000	300,000
Purchase of treasury shares	—	(102,725)	(102,725)	(14,180)
Net cash used in financing activities	(59,170)	401,805	281,754	102,110

Net (decrease)/increase in cash and cash equivalents, restricted cash, short-term deposits	(229,714)	212,988	(38,995)	52,617
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	907,301	694,313	716,582	771,470
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	677,587	907,301	677,587	824,087

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings	Non-Controlling Interests	Total Equity
Balance at December 31, 2023 (Audited)	104,578	1,691,128	200,000	(5,072)	77,035	534,774	2,602,443
Net income	—	—	—	—	46,345	19,411	65,756
Dividends	—	—	—	—	(77,994)	(7,935)	(85,929)
Exercise of share options	348	3,790	—	—	—	—	4,138
Employee stock compensation	—	5,479	—	—	—	—	5,479
Forfeiture of employee stock compensation	—	(267)	—	—	—	—	(267)
Restricted stock units	123	(123)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	40,491	40,491
Repurchase and cancellation of treasury shares	(679)	—	—	—	(13,501)	—	(14,180)
Other comprehensive loss	—	—	—	(1,109)	—	—	(1,109)
Balance at September 30, 2024	104,370	1,700,007	200,000	(6,181)	31,885	586,741	2,616,822

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings/ (Losses)	Non-Controlling Interests	Total Equity
Balance at December 31, 2024 (Audited)	104,535	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
Net income	—	—	—	—	55,318	34,110	89,428
Dividends	—	—	—	—	(77,920)	—	(77,920)
Exercise of share options	226	2,764	—	—	—	—	2,990
Employee stock compensation	—	7,869	—	—	—	—	7,869
Forfeiture of employee stock compensation	—	(63)	—	—	—	—	(63)
Restricted stock units	127	(127)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	21,020	21,020
Repurchase and cancellation of treasury shares	(2,500)	—	—	—	(100,225)		(102,725)
Other comprehensive income	—	—	—	3,577	—	—	3,577
Reacquisition of common units of Hilli LLC 2)	—	—	—	—	(6,271)	3,905	(2,366)
Balance at September 30, 2025	102,388	1,715,536	200,000	(2,166)	(118,832)	414,288	2,311,214

(1) Contributed Surplus is “capital” that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) This relates to the receipt of waived dividend distribution in relation to the repurchases of the minority interests in Hilli LLC.

Golar LNG Limited

APPENDIX A

The table below represents our actual Contractual Debt, including the net finance lease obligation between us and the lessor VIE as at September 30, 2025:

(in thousands of $)	Total Contractual Debt	Golar’s share of Contractual Debt		Total scheduled capital repayments over the next 12 months	GLNG’s share of scheduled capital repayments over the next 12 months
Non-VIE debt
2021 Unsecured Bonds	189,696		189,696	(189,700)		(189,700)
2024 Unsecured Bonds	300,000		300,000
2025 Convertible Bond	575,000		575,000
FLNG Gimi	627,083	70%	438,958	(58,333)	70%	(40,833)

Net finance lease obligations between Golar and the lessor VIE (1)
FLNG Hilli	524,475		524,475	(42,210)		(42,210)

Total Contractual Debt	2,216,254		2,028,129	(290,243)		(272,743)

(1) Under US GAAP, we consolidate the lessor VIE. Accordingly, the net finance lease obligation between Golar and the lessor VIE is eliminated.

The table below represents our anticipated contractual capital repayments for the next five years as at September 30, 2025, including the net finance lease obligation between us and the lessor VIE which is eliminated on consolidation:

(in thousands of $)	2025	2026	2027	2028	2029
Non-VIE debt
2021 Unsecured Bonds	(189,700)	—	—	—	—
2024 Unsecured Bonds	—	—	—	—	(300,000)
FLNG Gimi	(14,583)	(58,333)	(58,333)	(58,333)	(58,333)

Net finance lease obligation between Golar and the lessor VIE
FLNG Hilli	(10,553)	(42,210)	(42,210)	(42,210)	(42,210)

Total Contractual Capital Repayments	(214,836)	(100,543)	(100,543)	(100,543)	(400,543)

Included within the restricted cash and short-term deposits and debt balances are amounts relating to the lessor VIE entity that we are required to consolidate under US GAAP into our financial statements. The table represents the impact of consolidating our remaining lessor VIE into our balance sheet, with respect to the following line items:

(in thousands of $)	September 30, 2025	December 31, 2024
Restricted cash and short-term deposits	16,581	17,472

Current portion of long-term debt and short-term debt	(253,793)	(278,551)
Long-term debt	—	(33,432)
Total debt, net of deferred finance charges	(253,793)	(311,983)

The consolidated results and net assets of the consolidated lessor VIE entity are based on management’s best estimates. As discussed above, we are required to consolidate amounts relating to lessor VIE entity into our financial statements. As such, the table above represents the lessor VIE entity balances and not our actual costs and balances.